Noble Corporation Dorfstrasse 19A • 6340 Baar • Switzerland • +41 41 761 6555
June 20, 2011
Via EDGAR
Mr. Douglas Brown
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Noble Corporation Annual Report on Form 10-K for the year ended December 31, 2010 Filed on February 25, 2011 (File No. 0-53604)
Dear Mr. Brown:
          We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated May 24, 2011 relating to the above-referenced filing of Noble Corporation. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.
General
1.	In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:
•	Disclose the applicable policy limits and deductibles related to your insurance coverage;

•	Disclose your related indemnification obligations and those of your customers, if applicable;

•	Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	Provide further detail on the risks for which you are insured for your offshore operations.

In that regard, we note your disclosure in the notes to your financial statements at page 99 that you carry protection and indemnity insurance covering marine third party liability exposures, which also includes coverage for employer’s liability resulting from personal injury to your offshore drilling crews. In addition, we note your disclosure that your protection and indemnity policy currently has a standard deductible of $10 million per occurrence, with maximum liability coverage of $750 million. With a view toward disclosure, please clarify the nature of claims that would be covered by such protection and indemnity insurance.
Response:

We will include the disclosure below in the “Business” section and the “Risk Factors” section, as applicable, of our annual reports on Form 10-K. We will also include the disclosure under “Risk Factors” below in our quarterly report on Form 10-Q for the quarter ended June 30, 2011. If the disclosure had been included in our 2010 Form 10-K, it would have read substantially as presented below (updated to reflect events subsequent to the 2010 Form 10-K). Prior to including such disclosure in our upcoming reports, we may make revisions to reflect new events or industry practice, keeping in mind our obligations to disclose all material information with respect to such matters.

BUSINESS

Insurance and Indemnification Matters

Our operations are subject to many hazards inherent in the drilling business, including blowouts, fires and collisions or groundings of offshore equipment, and damage or loss from adverse weather and seas. These hazards could cause personal injury or loss of life, loss of revenues, pollution and other environmental damage, damage to or destruction of property and equipment and oil and natural gas producing formations, and could result in claims by employees, customers or third parties.

Our drilling contracts provide for varying levels of indemnification from our customers and in most cases also require us to indemnify our customers for certain losses. Under our drilling contracts, liability with respect to personnel and property is typically assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property, irrespective of the fault or negligence of the party indemnified. In addition, our customers may indemnify us in certain instances for damage to our down-hole equipment and, in some cases, our subsea equipment.

Our customers typically assume responsibility for and indemnify us from loss or liability resulting from pollution or contamination, including third-party damages and clean-up and removal, arising from operations under the contract and originating below the surface of the water. We are generally responsible for pollution originating above the surface of the water and emanating from our drilling units. Additionally, our customers typically indemnify us for liabilities incurred as a result of a blow-out or cratering of the well and underground reservoir loss or damage.

In addition to the contractual indemnities described above, we also carry protection and indemnity (“P&I”) insurance, which is a comprehensive general liability insurance program covering liability resulting from offshore operations. Our P&I insurance includes coverage for liability resulting from personal injury or death of third parties and our offshore employees, third party property damage, pollution, spill clean-up and containment and removal of wreck or debris. Our insurance policy does not exclude losses resulting from our gross negligence or willful misconduct. Our P&I insurance program is renewed annually and currently has a standard deductible of $10 million per occurrence, with maximum liability coverage of $750 million.

Our insurance policies and contractual rights to indemnity may not adequately cover our losses and liabilities in all cases. For additional information, please read “We may have difficulty obtaining or maintaining insurance in the future and our insurance coverage and contractual indemnity rights may not protect us against all of the risks and hazards we face” included in Item 1A of this report.

The above description of our insurance program and the indemnification provisions of our drilling contracts is only a summary as of the time of preparation of this report and is general in nature. Our insurance program and the terms of our drilling contracts may change in the future. In addition, the indemnification provisions of our drilling contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations.

RISK FACTORS

We may have difficulty obtaining or maintaining insurance in the future and our insurance coverage and contractual indemnity rights may not protect us against all of the risks and hazards we face.

We generally identify the operational hazards for which we will procure insurance coverage based on the likelihood of loss, the potential magnitude of loss, the cost of coverage, the requirement of our customer contracts and applicable legal requirements. We do not procure insurance coverage for all of the potential risks and hazards we may face. Furthermore, no assurance can be given that we will be able to obtain insurance against all of the risks and hazards we face or that we will be able to obtain or maintain adequate insurance at rates and with deductibles or retention amounts that we consider commercially reasonable.

Although we maintain what we believe to be an appropriate level of insurance covering hazards and risks we currently encounter during our operations, we do not insure against all possible hazards and risks. Furthermore, our insurance carriers may interpret our insurance policies such they do not cover losses for which we make claims. Our insurance policies may also have exclusions of coverage for some losses. Uninsured exposures may include expatriate activities prohibited by U.S. laws, radiation hazards, certain loss or damage to property onboard our rigs and losses relating to shore-based terrorist acts or strikes.

In addition, the damage sustained to offshore oil and gas assets as a result of hurricanes in recent years caused the insurance market for U.S. named windstorm perils to deteriorate significantly. Consequently, we currently self insure U.S. named windstorm coverage for our units deployed in the U.S. Gulf of Mexico. If one or more future significant weather-related events occur in the Gulf of Mexico, or in any other geographic area in which we operate, we may experience increases in insurance costs, additional coverage restrictions or unavailability of certain insurance products.

Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property, irrespective of the fault or negligence of the party indemnified. Although our drilling contracts generally provide for indemnification from our customers for certain liabilities, including liabilities resulting from pollution or contamination originating below the surface of the water, enforcement of these contractual rights to indemnity may be limited by public policy and other considerations and, in any event, may not adequately cover our losses from such incidents. There can also be no assurance that those parties with contractual obligations to indemnify us will necessarily be in a financial position to do so.

If a significant accident or other event occurs and is not fully covered by our insurance or a contractual indemnity, it could adversely affect our financial position, results of operations or cash flows.

2.	Discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Response:

The Company is a drilling contractor and is not a hydrocarbon producer, well owner or operator. Under our drilling contracts and applicable law in certain areas in which we operate, it is the responsibility of each of our customers, as the owner and operator of the well and reservoir, to maintain well integrity from the well design stage through production and to plan for, contain and remediate an oil spill or environmental discharge as a result of drilling or well operations.

Our customers are generally responsible for liability associated with pollution emanating from below the surface of the water, including any pollution emanating from the wellbore. If a situation were to occur that could result in loss of control of a well, we would work with our customers using agreed upon procedures established by our industry to maintain control of the well. In the event of a loss of control of a well, we have an emergency response plan in place that is specifically designed to immediately ensure the safety of our employees and other personnel onboard the rig. If the loss of control of a well were to result in an oil spill or environmental discharge, once we ensured the safety of the personnel onboard the rig, we would immediately begin working with our customer to support their containment and remediation response plan. This effort would include cooperation with other groups involved in the containment and remediation efforts, including, in the U.S. Gulf of Mexico, the U.S. Coast Guard and the Bureau of Ocean Energy Management, Regulation and Enforcement.
We are generally responsible for liability associated with pollution originating from above the surface of the water and emanating from our drilling units. The potential pollutants emanating from above the surface and from our drilling units include fuel oil (diesel), engine oil, hydraulic oil, and surface volumes of oil based muds. Each of our rigs are required to have a Shipboard Oil Pollution Emergency Plan in place to respond to a spill emanating from our vessel, and all of our rigs hold plans approved by their respective flag states.

More generally, we monitor our operations and conduct training of our employees in matters of health, safety and the environment. We also have in place an Emergency Management Notification System that provides for immediate notification of critical Company personnel upon the occurrence of certain events, including loss of well control.
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We hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call the undersigned (+41 22 318 2017) or David Emmons of Baker Botts L.L.P. ((214) 953-6414) if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.

Sincerely,
/s/ Thomas L. Mitchell
Thomas L. Mitchell
Senior Vice President, Chief Financial Officer, Treasurer and Controller Noble Corporation

cc:	Mr. H. Roger Schwall Ms. Laura Nicholson